Contact

www.linkedin.com/in/iampetetaylor
(LinkedIn)

Top Skills

Menu Development
Food Styling
Recipes

Pete Taylor

Brand Architect | Strategic Marketer | Visionary | Founder | Midas Brands | Spiceology
Maui

Summary

Entrepreneur, spice nerd, ex-chef and investor

Experience

Oath Oats

1 year 1 month

Board Member
January 2023 - Present (1 year 1 month)
Austin, Texas, United States

Chief Marketing Officer
January 2023 - Present (1 year 1 month)
Austin, Texas, United States

Midas Brands, Inc

Founder
November 2021 - Present (2 years 3 months)

FYR

Chief Executive Officer
July 2021 - Present (2 years 7 months)
Austin, Texas, United States

Spiceology

Founder
April 2013 - Present (10 years 10 months)

Humming Hemp

Board Member
August 2020 - November 2021 (1 year 4 months)

Star-Chef Hospitality

Founder

February 2008 - June 2013 (5 years 5 months)
Spokane, Washington Area

High-end catering company based in the Pacific Northwest.

Education

Ignite Northwest Accelerator

· (2016 - 2016)

Northwest Culinary Academy

Associate, Culinary Arts

Southeaston Regional South

Diploma, culinary arts; artisan baking and pastries